United States securities and exchange commission logo





                              May 3, 2024

       Brian S. Davis
       Chief Financial Officer
       Home BancShares, Inc.
       719 Harkrider, Suite 100
       Conway, AR 72032

                                                        Re: Home BancShares,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-41093

       Dear Brian S. Davis:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loan Portfolio, page 59

   1.                                                   We note your disclosure
on page 60 that commercial real estate (   CRE   ) loans, including
                                                        construction/land
development loans and agricultural loans, comprised 56.7% and 56.3%
                                                        of your total loans
receivable at December 31, 2023 and 2022, respectively. We also note the statement that you
generally "will loan up to 85% of the value of improved property,
                                                        65% of the value of raw
land and 75% of the value of land to be acquired and developed.
                                                        Please revise your
future periodic filings to further disaggregate the composition of your
                                                        CRE loan portfolio at
each period end to more clearly disclose material geographic and other concentrations to
the extent material to an investor   s understanding of credit risk in
                                                        your CRE loan
portfolio. Relevant other concentrations could include disaggregated disclosure by
borrower/collateral type (e.g., office, hotel, multifamily, hotel, etc.), owner/non-owner
occupied, average and range of loan-to-value ratios, etc.
   2. In addition, we note your disclosure on page 27 that if there is a decline in economic conditions, if you fail
to accurately evaluate the credit of your CRE loans when
 Brian S. Davis
Home BancShares, Inc.
May 3, 2024
Page 2
         underwriting them, or if you do not continue to adequately monitor the performance of these CRE loans, your lending portfolio could experience delinquencies, defaults, and credit losses. Please revise your future periodic filings to clarify the specific risk management policies, procedures or other actions undertaken by management that address the current CRE environment.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 89

3. Please revise your future annual filings to present quantitative information related to your market risk for the prior fiscal year. Please also address material changes in your market risk exposures between the current and prior fiscal years. Refer to
Item 305(a)(3) of
         Regulation S-K for guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katharine Garrett at 202-551-2332 or Michael Volley at 202-551-3437
with any questions.



FirstName LastNameBrian S. Davis                               Sincerely,
Comapany NameHome BancShares, Inc.
                                                               Division of
Corporation Finance
May 3, 2024 Page 2                                             Office of
Finance
FirstName LastName